# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VISIUM TECHNOLOGIES, INC., CIK 0001082733
CUSIP: 92836G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033
Date of event which requires filing of this statement: 04/03/2026
Filed by CIK 0002064570
Persons authorized to receive notices and communications: Paul R. Taylor, 6528 Somerset Circle, Boca Raton, Florida (FL), 33496, 561-245-0310

## Reporting persons
- Dr. Bo Niclas Adler (CIK 0002064570): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 620,000,003; sole dispositive power 0; shared dispositive power 620,000,003; aggregate amount beneficially owned 620,000,003 (48.8% of the class)
  Comment: Row 11 includes 3 shares of Common Stock issuable on conversion of three shares of Series AA Convertible Preferred Stock that the Issuer's records show as held by PT Smart Green Technologies. The Reporting Persons dispute that the Series AA was validly designated or issued. Row 13 is based on 1,269,509,667 shares of Common Stock outstanding as of October 13, 2026 (Issuer's Form 10-K) plus those 3 shares. See Item 5.
- PT Smart Green Technologies: type of reporting person: corporation (CO); citizenship or place of organization: Indonesia (K8); source of funds: working capital (WC); sole voting power 0; shared voting power 620,000,003; sole dispositive power 0; shared dispositive power 620,000,003; aggregate amount beneficially owned 620,000,003 (48.8% of the class)
  Comment: See the comment for Dr. Niclas Adler and Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VISIUM TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by (i) Dr. Niclas Adler and (ii) PT Smart Green Technologies ("PTSG") (together, the "Reporting Persons") under Rule 13d-1(k)(1). Their joint filing agreement is Exhibit 99.1. Each Reporting Person gives the information in this statement about itself only.
Residence or business address:
Dr. Adler: 14 Hanover Square, Mayfair, London W1S 1HN, United Kingdom.
PTSG: Belleza Shopping Arcade, Lt. 1 SA 11A & 1 SA 11B, Jl. Letjen Soepeno Nomor 34, Arteri Permata Hijau, Jakarta Selatan 12210, Republic of Indonesia (registered office; Ministry of Law and Human Rights, NIB 1404250090169).
Present principal occupation or employment: Dr. Adler: Managing Director of PT SMART GREEN TECHOLOGIES whose principal business is Indonesian Ai Tokenization Factories, at address of record. Dr. Adler is also a commissioner and the ultimate beneficial owner of PTSG. PTSG: a perseroan terbatas organized in the Republic of Indonesia; principal business: sovereign AI infrastructure for Indonesia; address as given in Item 2(b). Directors and controlling persons of PTSG (General Instruction C). The business address of each is PTSG's address in Item 2(b). Board of directors: - Wang Sha, President Director (Direktur Utama); citizen of the People's Republic of China. - Priadi Ekatama Sahari, Director; citizen of Indonesia. - Reza Valdo Maspaitella, Director; citizen of Indonesia. - Robert Ellerson, Director; citizen of the United Kingdom and Sweden. Board of commissioners: - Dr. (Bo) Niclas Adler, Commissioner (Komisaris) and controlling person; citizen of Sweden. The principal occupation of each director is as a director of PTSG. The Issuer's Form 8-K dated September 21, 2026 refers to PTSG as "PT Smart Green Technology Pte Ltd, a Singapore private limited company." The correct name and place of organization are as stated here.
Criminal convictions in the last five years: During the last five years, neither Reporting Person nor, to the Reporting Persons' knowledge, any person named in Item 2(c) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person nor, to the Reporting Persons' knowledge, any person named in Item 2(c) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Dr. Adler: Sweden. PTSG: Republic of Indonesia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
PTSG acquired the securities reported in this statement as follows:
(i) under Private Placement Memorandum No. 1 dated March 31, 2026 (subscription agreement dated March 28, 2026), on April 3, 2026, three shares of Series AA Convertible Preferred Stock for $300,000 ($100,000 per share), which the Issuer's records show as issued;
(ii) under Private Placement Memorandum No. 2, 500,000,000 shares of Common Stock for $375,000 ($0.00075 per share) on April 3, 2026. The transfer agent recorded the issuance of the Series AA and these shares on July 6, 2026; and
(iii) under Private Placement Memorandum No. 3 (subscription agreement dated July 9, 2026), 120,000,000 shares of Common Stock for $108,000 ($0.0009 per share) on August 20, 2026. The total paid was $783,000. The funds came from the working capital of PTSG. No part of the purchase price was borrowed.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons review their investment in the Issuer on a regular and continuing basis. As of the date of this statement, the Reporting Persons have the following plans or proposals of the kinds described in Item 4. None is the subject of a definitive agreement, and each may change or be abandoned. (a) Acquisition or disposition of securities. The Reporting Persons may acquire additional securities of the Issuer, or dispose of securities of the Issuer, from time to time. (b) and (c) Extraordinary transactions and sales of assets. Dr. Adler has discussed with the Issuer possible transactions in which the Issuer would acquire businesses or assets, including businesses in which Dr. Adler has an interest. (d) Board and management. The Reporting Persons have discussed with the Issuer possible changes to the composition of its board of directors. (e) and (g) Capitalization and charter.

The Reporting Persons have had no discussions with the Issuer regarding a reverse stock split, changes to its authorized capital, and amendments to, or the elimination of, classes or series of its preferred stock.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters described in clauses (a) through (j) of Item 4.

The Reporting Persons will amend this statement as or if Rule 13d-2 requires.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own 620,000,003 shares of Common Stock: 620,000,000 shares held by PTSG and 3 shares issuable on conversion of the three shares of Series AA that the Issuer's records show as held by PTSG. That is 48.8% of 1,269,509,670 shares, being the 1,269,509,667 shares reported outstanding as of October 13, 2026 in the Issuer's Form 10-K for the fiscal year ended June 30, 2026, plus the 3 conversion shares.
Voting power. As described by the Issuer, under Articles of Amendment adopted March 5, 2026 and shown in the Florida Department of State index as filed March 11, 2026, the Series AA votes with the Common Stock as a single class and carries 51% of the total voting power, shared pro rata among the outstanding shares of Series AA, which the Issuer's records show as four. If the Series AA is valid, PTSG's three shares would carry about 38.25% of the total voting power and its Common Stock about 23.93%, together about 62.18%. The Reporting Persons dispute that the Series AA was validly designated or issued and reserve all rights. If the Series AA is not valid, the Reporting Persons' voting power is that of their 620,000,000 shares of Common Stock, about 48.84%.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 620,000,003 shares. PTSG holds the securities directly. Dr. Adler, as the ultimate beneficial owner of PTSG, may be deemed to share that power. Neither Reporting Person has sole voting or dispositive power over any shares.
Transactions in the class effected during the past sixty days: None. The Reporting Persons effected no transactions in the Common Stock during the past 60 days. The most recent purchase, on August 20, 2026, is described in Item 3.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: (i) Joint filing agreement between the Reporting Persons (Exhibit 99.1). (ii) The subscription agreements and Private Placement Memoranda Nos. 1, 2 and 3 under which PTSG acquired the securities. (iii) Limited power of attorney from Dr. Adler to Paul R. Taylor, limited to preparing, signing and filing reports under Sections 13(d) and 16 of the Exchange Act and revocable at any time. It gives no power to vote, acquire or dispose of the Issuer's securities (Exhibit 24). Except as described in this statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between them and any other person, with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 24: Limited Power of Attorney, Dr. Niclas Adler to Paul R. Taylor (incorporated by reference to Exhibit 24 to the Form 4 filed July 2, 2026, Acc. No. 0001493152-26-031680). Exhibit 24.2: Power of Attorney dated May 6, 2026, PT Smart Green Technologies to Paul R. Taylor, in Bahasa Indonesia and English (filed herewith). Exhibit 99.1: Joint Filing Agreement (filed herewith).

## Signatures
- Dr. Bo Niclas Adler: /s/ Paul R. Taylor, Paul R. Taylor, attorney-in-fact for Dr. Niclas Adler (11/05/2026)
- PT Smart Green Technologies: /s/ Dr. Bo. Niclas Adler, President & Commander (11/05/2026)
Comment: Exhibit 24 to the Form 4 filed July 2, 2026 (Acc. No. 0001493152-26-031680); PTSG power of attorney filed herewith as Exhibit 24.2.